Exhibit 4.12

OVERVIEW OF EXECUTIVE LEADERSHIP COMPENSATION

1.	Executive Leadership Compensation at Infosys

Our Executive Leadership Compensation follows the concept of Total Rewards which comprise three primary components of Base/Fixed Pay, Performance Bonus and Stock Incentives, where a significant portion of rewards are in the form of stock incentives, in order to align with interest of the shareholders.

Executive Leadership (also called “Executives”) are the Chief Executive Officer (CEO), Chief Financial Officer (CFO), Presidents, Group General Counsel & Chief Compliance Officer and Group Head- HRD and are named below.

Executive	Position
Mr. Salil Parekh	Chief Executive Officer and Managing Director
Mr. Nilanjan Roy	Chief Financial Officer
Mr. Ravi Kumar S.	President
Mr. Mohit Joshi	President
Ms. Inderpreet Sawhney	Group General Counsel & Chief Compliance Officer
Mr. Krishnamurthy Shankar	Group Head – Human Resources and Infosys Leadership Institute

2.	Nomination and Remuneration Committee of the Board

The Nomination and Remuneration Committee of the Board (henceforth referred to as NRC) acts on behalf of the Board on matters relating to the compensation of Directors and other Executives. It makes recommendations for changes to the compensation structure, and within the limits approved by the shareholders, as may be applicable.

The shareholders approve the overall compensation structure for all whole-time directors.

3.	Key Aspects of Executive Compensation Policy

a.	Key Objectives:

The Company’s executive pay programs support our Executive Compensation philosophy which aims to:

•	Attract and retain the best executive talent in order to achieve superior results;
•	Create a performance-oriented culture by rewarding performance on comprehensive goals, which include financial, strategic and operational goals; and

Overview of Executive Leadership Compensation	1

•	Emphasize sustainable, long-term shareholder value creation through allocation of performance- oriented stock-based incentives.

b.	Primary Pay Components of the Executives’ Compensation

In support of the above key objectives, the Company’s Executive pay program has been designed around three primary pay components: Base/Fixed Pay, Performance Bonus and Stock Incentives. These three components together constitute the “Total Rewards” of the Executive.

•	Base/Fixed pay: The fixed cash component is guaranteed pay and paid periodically.
•	Performance Bonus: Cash bonus is payable on the achievement of KPIs as established by the NRC. The Company operates a non-contractual discretionary Performance Bonus Plan.
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Stock Incentives: Stock or Equity based incentives are a substantial part of the Total Rewards of Executives and are determined by the desired pay mix standards for that level. Stocks incentives can be granted as part of Total Rewards or over and above, as decided by CEO and NRC from time to time. The stock incentives are governed by the 2015 Stock Incentive Compensation Plan (2015 Plan), the Expanded Stock Ownership Program (2019 Plan) or such other plans as may be approved by the shareholders from time to time. Equity grants are generally granted or vested based on achievement against Company and /or Individual performance parameters, however some equity grants could be purely time based. NRC may approve a special or one-time stock based incentives to be granted or vested on the achievement of extraordinary performance goals. One-time equity grants may also be issued to new hires in Executive roles, to meet specific compensation expectations, and these grants may be with special vesting conditions.

c.	Executive Compensation Fitment and Benchmarking

Executive compensation at Infosys is generally aimed towards meeting the market median of total compensation benchmarked amongst the chosen peer group, adjusted as needed to reflect considerations for internal equity, consistency and overall affordability.

For Executives, compensation in the form of stock incentives and performance bonus together constitute about 65% to 90% of their total rewards.

d.	Compensation Practices

The highlights of our current compensation practices for our Executives are as below:

•	Use appropriate peer groups when establishing the total rewards benchmarks for a particular Executive role
•	Align Executive pay with shareholder value through performance-based Stock incentives
•	Retain Executives through multi-year vesting of Stock Incentives

e.	Pay for Performance

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Consistent with the Company’s Executive Compensation philosophy, a significant portion of Executives’ pay is performance-based and ‘at-risk’.

i.	Performance Bonus

The Executive’s performance bonus is linked to the achievement of Company goals like revenue growth, operating margin along with components of individual goals as applicable, linked to the Company’s business targets. The goals and the final payout rates are reviewed and approved by the NRC.

ii.	Stock Incentives

All Stock or Equity based incentives are generally granted or vested based on achievement against Company and/or Individual performance parameters. Stock incentives may not be granted if the Company’s performance is below a specific threshold, as determined by the NRC from time to time. In case of Performance based Equity grants, the numbers of shares that will vest is based Company’s and/or individuals’ achievement of certain performance parameters.

f.	Additional Executive Compensation practices and Employment agreements

In addition to the primary pay components, the Company provides competitive health and wellness benefits and perquisites. These benefits are designed to protect the financial, physical and emotional well- being of employees and allow them to plan for their own retirement. In general, these benefits do not constitute a significant portion of Executive compensation.

NRC aims to ensure that the Company’s interests are protected through appropriate executive obligations including non-disclosure, non-compete and non-solicitation agreements. Further, the Company has adopted a recoupment policy under which any incentive compensation paid or payable to Executives (including any bonus pay and equity awards) will be subject to forfeiture, cancellation, recoupment or clawback in accordance with the applicable laws, government regulations and stock exchange requirements.

With respect to the employment agreement with our Executive Directors, the current agreement of Mr. Salil Parekh can be accessed at www.infosys.com

“The details of compensation for the Executives for the relative fiscal year is available in the Annual report”.

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